SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 4)

Sol-Gel Technologies Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share	M8694L103
(Title of class of securities)	(CUSIP number)

M. Arkin Dermatology Ltd.
6 HaChoshlim St., Bldg. C,
Herzliya 46724, Israel
Attn: Moshe Arkin
Telephone: 972-9-7883333
with a copy to:

Goldfarb Gross Seligman & Co.
One Azrieli Center
Tel Aviv 6701101, Israel
Attn:  Perry Wildes, Adv.
 Telephone: 972-3-607-4444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M8694L103

1	NAME OF REPORTING PERSONS M. Arkin Dermatology Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,068,564 (*)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 18,068,564 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 18,068,564 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.52% (**)
14	TYPE OF REPORTING PERSON: CO

(*) The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).

(**) Based on 27,857,620 Ordinary Shares outstanding on March 1, 2024 reported by Sol-Gel in its Annual Report on Form 20-F filed on March 13, 2024. As of April 19, 2023, this beneficial ownership percentage was approximately 60.8% based on (i) 25,695,458 Ordinary Shares outstanding on March 1, 2023 reported by Sol-Gel Technologies Ltd. in its Annual Report on Form 20-F filed on March 10, 2023 plus (ii) 2,000,000 Ordinary Shares and warrants to purchase up to 2,000,000 ordinary shares issued on April 19, 2023 to Arkin Dermatology Ltd., as described in Item 3.

CUSIP No. M8694L103

1	NAME OF REPORTING PERSONS Moshe Arkin I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 86,000 (*)
	8	SHARED VOTING POWER: 18,068,564 (*)
	9	SOLE DISPOSITIVE POWER: 86,000 (*)
	10	SHARED DISPOSITIVE POWER: 18,068,564 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 18,154,564 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.8% (**)
14	TYPE OF REPORTING PERSON: IN

(*) The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).

(**) Based on 27,857,620 Ordinary Shares outstanding on March 1, 2024 reported by Sol-Gel in its Annual Report on Form 20-F filed on March 13, 2024. As of April 19, 2023, this beneficial ownership percentage was approximately 61.1% based on (i) 25,695,458 Ordinary Shares outstanding on March 1, 2023 reported by Sol-Gel Technologies Ltd. in its Annual Report on Form 20-F filed on March 10, 2023 plus (ii) 2,000,000 Ordinary Shares and warrants to purchase up to 2,000,000 ordinary shares issued on April 19, 2023 to Arkin Dermatology Ltd., as described in Item 3.

The Amendment No. 4 to Schedule 13D is being filed by Arkin Dermatology Ltd. and Moshe Arkin (collectively, the “Reporting Persons”) and amends the Schedule 13D filed on February 12, 2018, as amended on August 21, 2018,April 20, 2020 and March 20, 2023, related to Ordinary Shares, par value NIS $0.1 per share (the "Ordinary Shares"), of Sol-Gel Technologies Ltd., a company organized under the laws of the State of Israel ("Sol-Gel"), The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended to add the following paragraph:

On April 19, 2023, Sol-Gel and Arkin Dermatology Ltd. closed the transactions contemplated by the previously announced subscription agreement, dated January 27, 2023, between the parties, pursuant to which Arkin Dermatology Ltd. purchased 2,000,000 unregistered Ordinary Shares  at a price of $5.00 per ordinary share and unregistered warrants to purchase up to 2,000,000 ordinary shares in a private placement  exempt from the registration of the Securities Act of 1933.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of April 3, 2024, Arkin Dermatology owned directly (and therefore is deemed the beneficial owner of) 18,068,564 Ordinary Shares, which represented beneficial ownership of approximately 60.52% of the Company’s outstanding Ordinary Shares.  Arkin Dermatology has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

As of April 3, 2024, Mr. Arkin owned directly (and therefore is deemed the beneficial owner of) 86,000 Ordinary Shares, which represented beneficial ownership of approximately 0.31% of the Company’s outstanding Ordinary Shares.  Mr. Arkin has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, these Ordinary Shares.

In addition, as the sole shareholder and sole director of Arkin Dermatology, Mr. Arkin may be deemed to be the indirect beneficial owner of the 18,068,564 Ordinary Shares beneficially owned by Arkin Dermatology, which represented beneficial ownership of approximately 60.52% of the Company’s outstanding Ordinary Shares.  Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

The total Ordinary Shares beneficially owned by Mr. Arkin as of January 31, 2023 is 18,154,564 which as of March 1, 2024, represented  beneficial ownership of 60.8% of the Company’s outstanding Ordinary Shares.

(c)  Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

(d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this amended Schedule 13D were calculated based on 27,857,620 Ordinary Shares outstanding on March 1, 2024. Figures were provided by the Issuer.

Item 7. Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1.	Joint Filing Agreement, dated as of February 12, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Original Schedule 13D).

2.	Board resolution of M. Arkin Dermatology Ltd. (incorporated by reference to Exhibit 2 to the Original Schedule 13D).

3.	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 31, 2023).

4.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 31, 2023).

5.	Form of Registration Rights Agreement (incorporated by reference to Appendix A of Exhibit 99.1 of Sol-Gel’s Form 6-K filed with the Securities and Exchange Commission on March 1, 2023.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 8, 2024 M. Arkin Dermatology Ltd. /s/ Moshe Arkin Name: Moshe Arkin Title: Director Moshe Arkin /s/ Moshe Arkin Name: Moshe Arkin